Exhibit G

1808 Eye Street, Floor 6 Washington, DC 20006 www.stagwellgroup.com

Stagwell Reaches Preliminary, Non-Binding Agreement in Principle with Special Committee of MDC Partners on Certain Terms of a Potential Business Combination

Washington, DC – October 6, 2020 - Stagwell Media LP (“Stagwell”) announced today it reached a preliminary, non-binding agreement in principle on October 4, 2020 on certain terms for a potential business combination with MDC Partners, Inc. (“MDC”).

Following delivery by Stagwell to the Board of Directors of MDC on June 25, 2020 of a letter proposing a potential business combination with MDC, Stagwell and a special committee of the Board of Directors of MDC (the “Special Committee”) engaged in discussions concerning the transaction contemplated by the letter, including with respect to the share consideration and transaction structure. In connection with these discussions, Stagwell and the Special Committee have reached a preliminary, non-binding agreement in principle that (i) the pre-transaction holders of MDC’s common shares (without giving effect to any conversion of outstanding preference shares) would own 26% of the combined company on a pro forma basis immediately following consummation of the proposed transaction, and (ii) the proposed transaction would be effected through an “Up-C” structure, pursuant to which MDC would contribute all of its subsidiaries and other assets and certain liabilities to a subsidiary wholly-owned by MDC (“OpCo”) and Stagwell would immediately thereafter contribute a holding company that holds the in-scope businesses of Stagwell to OpCo in exchange for newly issued units of OpCo and an equal number of shares of a newly created class of MDC common shares that has voting but no economic rights (together with the OpCo units, the “Paired Equity Interests”). Each Paired Equity Interest would be exchangeable, at the holder’s election, for one MDC Class A share. This agreement in principle is non-binding and subject to, among other things, satisfactory completion of due diligence by both MDC and Stagwell Media and the negotiation of definitive documentation. Accordingly, there is no assurance that a definitive agreement will be reached, or that the proposed transaction will occur, on the terms and conditions described in this press release or at all.

“I am glad that Stagwell and the Special Committee have reached an agreement in principle. I remain enthusiastic about the potential combination of MDC Partners and Stagwell, and look forward to undertaking the next steps to complete this process,” said Mark Penn, Chairman and CEO of MDC Partners and Managing Partner of the Stagwell Group.

This press release is being issued by Stagwell to comply with its obligations under Canadian securities laws.

About Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 19.8% of the outstanding Class A shares) of MDC. A copy of the early warning report to be filed by Stagwell in connection with this press release may be obtained from Beth Lester Sidhu (917-765-2638).

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